February 10, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Cara Lubit and Mr. Robert Klein

Re:	Kentucky First Federal Bancorp
Form 10-K for the Fiscal Year Ended June 30, 2025
File No. 000-51176

Dear Ms. Lubit and Mr. Klein:

On behalf of Kentucky First Federal Bancorp (the “Company”), we submit this letter in response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, by letter dated January 22, 2026 (the “Comment Letter”), with respect to the above-referenced filing.

For the convenience of the Staff’s review, the comment contained in the Comment Letter has been restated below and the Company’s response has been included immediately under the restated comment.

Form 10-K for the Fiscal Year Ended June 30, 2025

Exhibit 13: Annual Report to Stockholders for the Fiscal Year Ended June 30, 2025 Liquidity and Capital Resources, page 23

Comment 1:

1.	We note your disclosure, here and on page 16, that deposit inflows are a primary source of funds. We also note your disclosure that First Federal of Kentucky entered into a formal written agreement with the OCC and that the OCC has imposed individual minimum capital requirements. To the extent that these items remain in place, please revise your future filings, here or elsewhere as appropriate, to clarify whether they affect the ability of any of your entities to be considered well-capitalized, regardless of actual capital levels. If so, disclosure whether you have any restrictions on or waiver requirements for rolling brokered deposits, and quantify any related impact for the periods presented.

Response to Comment 1:

In response to the Staff’s comment, while the Company acknowledges that the OCC has imposed individual minimum capital requirements on its indirect subsidiary, First Federal of Kentucky (the “Bank”), the Bank has not been designated as “less than well capitalized” and has maintained capital levels in excess of the noted individual minimum capital requirements. As such there have been no restrictions or waiver requirements imposed on the Bank for rolling brokered deposits or other types of wholesale deposits.

Nevertheless, pursuant to the Staff’s comment, to the extent that these items remain in place, the Company will revise its future filings in all appropriate circumstances to clarify whether the formal written agreement with the OCC and the OCC’s imposition of individual minimum capital ratios affect the ability of any of the Company’s entities to be considered well-capitalized, regardless of actual capital levels, and if so, the Company will disclose whether it has any restrictions on or waiver requirements for rolling brokered deposits and will quantify any related impact for the periods presented.

If you have any questions or further comments regarding this correspondence, please contact the undersigned at 502.223.1638 or tyler.eades@ffsbky.bank.

Sincerely,

/s/ Tyler Eades
Tyler Eades
Vice President and Chief Financial Officer